Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

December 8, 2008

Via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	John Reynolds, Assistant Director
David Link, Esq.
Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Amendment No 4 to Registration Statement on Form S-4
File No. 333-151842
Shine Media Acquisition Corp.
Form 10-K
File No. 000-52234
Filed March 31, 2008

Dear Sirs:

We have filed with this letter Amendment No. 4 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, and Shine Media Acquisition Corp., a Delaware company, which reflects the responses to the Staff comments made on the filing of Amendment No. 3 to the Registration Statement, by letter dated December 3, 2008. If you have any questions, please do not hesitate to call me at the numbers listed above.

Please let me know if you require any paper or courtesy copies of the Registration Statement. We have provided an electronic, redline filing of the Registration Statement. Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination. The meeting has been scheduled for December 26, 2008 and we need the effectiveness of the proxy statement and registration statement as soon as possible.

Form 10-K

General

1.	We note that the company has indicated in it disclosure for the first time the possibility that it would repurchase up to $30,000,000 worth of its outstanding common stock. With a view to disclosure:
a.
Disclose any and all contacts between you, your officers, directors, or any party to the securities purchase agreement and any potential seller under this arrangement regarding the repurchase. If no contacts have been made, state so explicitly;

b.
Disclose how the company determined the size of the share repurchase, the impact that it has on the approval of your deal and the Form S-1 structure - including the degree to which it permits the approval of a deal that would not have been approved under the Form S-1;

c.
Provide enhanced disclosure of the repurchase mechanics and features, including, but not limited to, when repurchase offers will commence and end, whether the sellers must be record holders, whether the sellers must vote in favor of the transaction, when payment will be made to the seller, whether any other form of consideration in excess of the trust conversion price may be offered by any party listed in a. above, and when ownership of the shares will transfer;

	d.	Clarify the procedures that the company will follow, and factors it will consider, in entering into these arrangements;
	e.	Clarify whether the trust will serve as collateral for the loan;
	f.	Clarify the various impacts that these repurchases will have on your existing disclosures, such as pro-forma and dilution-related disclosures; and,
	g.	Clarify, if true, that rule 10b-18 will not be available for these repurchases.

Response:
The disclosure on pages 23 – 25 and 56 – 58, have been revised to respond to the above comments of the Staff of the SEC. With respect to comment “f” above, there have been changes in the risk factors, pro-forma tables and in other places made in Amendment No. 3 and in this Amendment No.4 to reflect the impact of the changes that would result from the repurchases. Because some of the changes to the disclosure were made in Amendment No. 3, they will not show up as marked changes in Amendment No. 4.

2.
With a view to disclosure, please provide us with your analysis as to the applicability of Regulation M and the tender offer rules, including, if applicable, an analysis of the Wellman factors as they relate to the repurchase.

Response:

Tender Offer Analysis

The term “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F. Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. The above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Shine Media Acquisition Corp. has disclosed all material information relevant to the company and the transaction in its SEC filings.

The company believes that any purchases of Shine Media Acquisition Corp.’s common stock conducted by it will not constitute a “tender offer” since any such purchases will be privately negotiated with a limited number of sophisticated institutional investors. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. Moreover, Shine Media Acquisition Corp. will not buy shares from stockholders that intend to vote in favor of the securities purchase and redomestication proposals. Shine Media Acquisition Corp. will buy only from stockholders intending to vote against those proposals and to receive their pro rata portions of the trust that will be liquidated after December 26, 2008, if the acquisition of China Greenscape is defeated. Accordingly, these sophisticated investors are not being asked to make any significant investment decision—they’ve already decided that they wish to liquidate their positions in Shine Media Acquisition Corp.. Shine Media Acquisition Corp. is simply offering the stockholders an opportunity to receive their cash on a slightly accelerated basis. Such an offer does not appear to implicate the interests that the Williams Act was intended to protect. Additionally, the investors have all the information about Shine Media and the contemplated transactions through the availability of the proxy statement / prospectus, which discloses the acquisition transaction, the repurchase transaction and all the other related transactions.

In sum, Shine Media Acquisition Corp. will not engage in a widespread, public solicitation of stockholders, creating a high-pressure, coercive atmosphere, in which unsophisticated stockholders feel compelled to tender their shares on inadequate information. Following is a point-by-point analysis of the eight factors outlined in Wellman, while at the same time noting that the overall purposes of the Williams Act would not appear to be served by requiring Shine Media Acquisition Corp. to comply with the tender offer rules.

1. Active and widespread solicitation of public stockholders for the shares of an issuer. The purchases will not made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions, with a limited number of institutional investors. Shine Media Acquisition Corp. has no intention to take any other action that would be an active or widespread solicitation of public stockholders. Shine Media Acquisition Corp.’s public disclosure of the intended purchases was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules.

2. Solicitation made for a substantial percentage of the issuer’s stock. Although up to approximately 75% of the outstanding common stock of Shine Media may be purchased, purchases will be made only from a limited number of financial institutions that are very experienced in SPAC investing. We believe that based on a totality of the factors in the Wellman test, considered together and as further analyzed below, the analysis of this factor is not conclusive in this matter.

3. Offer to purchase made at a premium over the prevailing market price. As explained above, the private purchases are expected to be made approximately at market prices; Shine Media Acquisition Corp. has no interest in paying any significant premium to market. Moreover, each repurchase will be independently negotiated, and Shine Media Acquisition Corp. intends to obtain the best terms possible.

4. Terms of the offer are firm rather than negotiable. As stated above, Shine Media Acquisition Corp. intends to negotiate each purchase and intends to obtain the best terms possible to the advantage of the company, although the Shine Media Acquisition Corp.’s public disclosures indicate that it will not buy significant amounts at more than $5.84 per share.

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases will not be contingent on the sale of a fixed number of shares.

6. Offer open only a limited period of time. Shine Media Acquisition Corp. is not imposing any deadline, although, as a practical matter, there will be no purchases after December 26, 2008. However, notwithstanding this limitation, these private purchases will not be coercive, for the reasons stated above.

7. Offeree subjected to pressure to sell its stock. Shine Media Acquisition Corp. will not pressure the financial institutions to rush into “hurried, uninformed” investment decisions. Also, as described above, no significant premium will be at stake pressuring the financial institutions to act hastily. Furthermore, any participant in the repurchase will receive virtually the same consideration if they sell or hold their shares until liquidation, if the securities and redomestication proposals are defeated. Therefore, there is no pricing pressure either.

8. Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There has been no public announcement of rapid accumulation of a large amount of Shine Media Acquisition Corp.’s common stock.

We note that in other recent correspondence with law firms representing blank check companies regarding this issue the Staff has been concerned with the possibility that the purchasers will pay a premium to selling stockholders—factor three of the Wellman test. As discussed below, no significant premium will be paid.

From an economic perspective, we note that Shine Media Acquisition Corp. does not intend to purchase shares at a price exceeding $5.84, which represents the estimated liquidation distribution per share that common stockholders might receive in the event stockholders did not approve the proposed business combination and Shine Media Acquisition Corp. were forced to liquidate. On the other hand, as set forth in the Proxy Statement, based on the funds in the Shine Media Acquisition Corp. trust account as of November 10, 2008, stockholders exercising conversion rights in connection with the Extension Amendment (as elaborated on below) will be entitled to $5.84 per share in cash. As a result, when viewed against the backdrop of Shine Media Acquisition Corp.’s trust structure and the built-in conversion feature associated with this structure, the fact that Shine Media Acquisition Corp. does not intend to purchase shares at a price exceeding the $5.84 estimated liquidation distribution per share available to any Shine Media Acquisition Corp. stockholder is the clearest possible economic indicator that no premium will be paid. Any concern that holders of Shine Media Acquisition Corp. common stock might feel coerced to sell is mitigated by Shine Media Acquisition Corp.’s conversion feature. As set forth in great detail in the Proxy Statement, all a Shine Media Acquisition Corp. stockholder must do to receive the per share trust amount is to vote against the securities purchase proposal and to exercise simple conversion rights set forth on the proxy card, and the Shine Media Acquisition Corp. stockholders will receive the per share amount from the trust amount. If the transaction is not approved by the holders of common stock by December 26, 2008, Shine Media Acquisition Corp. will be liquidated and all Shine Media Acquisition Corp. stockholders will receive the per share trust amount after December 26, 2008, as set forth in the prospectus for Shine Media Acquisition Corp.’s initial public offering as well as the Proxy Statement.

Regulation M Analysis

Rule 102 of Regulation M prohibits an issuer or its affiliates from, directly or indirectly, bidding for, purchasing or attempting to induce any person to bid for or purchase a covered security during a restricted period.

Rule 101 of Regulation M defines the restricted period in the context of an acquisition transaction as the period beginning on the day proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution. Pursuant to Staff Legal Bulletin Number 9, with respect to the acquisition of a private company, the restricted period would end on the date that stockholders executed the acquisition agreement.

In the context of a distribution of securities, the restricted period is defined as the period beginning on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person's completion of participation in the distribution.

Rule 101 of Regulation M defines reference security as a security into which a security that is the subject of a distribution ("subject security") may be converted, exchanged, or exercised or which, under the terms of the subject security, may in whole or in significant part determine the value of the subject security.

Shine Media Acquisition Corp. is not in a restricted period with respect to its securities because (i) China Greenscape’s stockholders has already executed the acquisition agreement, the point at which the restricted period would end pursuant to Staff Legal Bulletin Number 9, and (ii) its securities would not be considered reference securities for the securities of Green China Resources, Inc., since they are not the securities which are the subject of a distribution (since the S-4 registration statement registers the securities of Green China Resources, Inc.), nor are they securities that may be converted, exchanged, or exercised into, or which may determine the value of, the securities of Green China Resources, Inc. Therefore, since the restricted period related to the acquisition of China Greenscape, Inc. has ended and since the securities of Shine Media Acquisition Corp. are not reference securities for the securities of Green China Resources, Inc., the securities of Shine Media Acquisition Corp. are not in a restricted period and may be repurchased by Shine Media Acquisition Corp.

3.
Given the potential size of your repurchase, and the impact that it may have on your existing disclosures, including your capital structure, leverage, dilution and ownership, please clarify what information, if any, you will provide to investors concerning these repurchases following the effectiveness of your registration statement, but prior to the shareholder vote.

Response:

In various places throughout the proxy statement/prospectus, we have indicated that the capital structure, dilution and ownership percentage and business may be affected by the repurchase and/or conversion of shares. As the quantity of the shares that may be converted into cash is not possible to determine at this time, we have used general statements and general risk factors. Many of these were included in Amendment No. 3, but this Amendment No.4 has been reviewed and further adjusted, therefore, all the areas where the impact of the repurchase will not show as marked changes in this Amendment No 4.

Selected Historical Financial Information of Shine Media

Shine Media Historical Financial Information, page 25

4.	Please revise to disclose diluted income per share for the year ended December 31, 2007.

Response:
The company has made the revisions to include the required income per share data.

Summary Pro Forma Financial Information, page 26

5.
Your disclosure that the pro forma combined financial information does not take into account the potential repurchase of up to 5.1 million shares of your common stock does not appear to be consistent with the presentation of the pro forma balance sheet data per page 27. Please clarify or advise.

Response:
The company has made the revisions to change the required data.

Comparative Per Share Data, page 29

6.
It appears from your disclosure in footnote six that the pro forma combined earnings per share data was prepared assuming a full year of operations for JSZF. This appears to be inconsistent with the actual transaction in which the purchase of JSZF was not completed until June 27, 2007. Please revise.

Response:
We have revised the financial data for 2007 to reflect the acquisition of JSZF by Greenscape on June 27, 2007.

Consideration of the Securities Purchase Transaction, page 50

7.
We do not understand your response to our prior comment seven and request additional clarification. Your existing disclosure addresses the target’s enterprise value as implied by the prior Series C Preferred financing. The manner in which you calculated the enterprise value appears to assume that the Series C had the same rights as the target’s common shares. Please revise your disclosure to indicate that your presentation of the implied enterprise value did not make any adjustment for the superior rights associated with the Series C.

Response:
The disclosure has been revised to indicate that the value of China Greenscape did not make any adjustment for the superior rights associated with the Series C Preferred Stock.

Board Consideration and Approval of Transaction, page 60

8.
We note your revised text on page 60 responsive to prior comment one from our letter dated November 6, 2008. Please revise this disclosure to clarify whether the board determined that the consideration being paid is fair and in the best interest of the company. (emphasis added) In this respect your use of “was” is unclear. Also, please clarify, in this section, the dates on which the board initially approved, and reapproved, the transaction.

Response:

We have revised the disclosure to clarify that the board believes that the consideration being paid is fair and is in the best interests of the company.

In the referenced section, the dates of the of the approval and reapproval of the transaction have been added to the disclosure.

Shine Media’s Reasons for the Stock Purchase and Recommendation of the Shine Media Board, page 60

9.
We note your revised disclosure responsive to our prior comment ten. Please elaborate on your discussion, here and in a risk factor, to address the fact that your opinion assumes certain benefits associated with the transaction and that this is not as common as other methods of valuating firms. Further, clarify why this method is less common in the fairness opinion context. Finally, we note your reference to the fact that you have excluded any operating benefits associated with the trust on a going forward basis. Please revise to explicitly state whether the growth rates used in your projections, and/or the company’s cost of capital were impacted by the inclusion of these funds.

[FORMER COMMENT 10: We note your revised disclosure and request additional information. First, please revise your disclosure to indicate whether it is standard fairness opinion practice to assume benefits associated with a deal when addressing the fairness of a transaction. Second, please revise to indicate the role that the availability of the trust proceeds played in your model.]

Response:

In response to the former comment 10, we included disclosure that was incorrect, and have now adjusted it. In consultation with the investment bankers at JMP Securities LLC (“JMP”), the company learned that the fairness opinion provided by JMP was typical for evaluating the fairness of the transaction from a financial point of view. In such a fairness opinion, when evaluating the target, JMP evaluates the target’s assumptions regarding the capital they will require for its operating business and its assumptions about the source and cost of the capital. In this case, the capital comes from the acquirer rather than from other sources. The cost of that capital is taken into account, and may be part of the projections. In the case of Shine Media, the assumption was that the capital would come from the trust fund, and the cost of the capital is implicit in the dilution experienced by Greenscape (in other words Greenscape does not own 100% of the proforma company, and its diluted ownership reflects the cost of acquiring the capital from Shine Media).

In your former comment, you ask whether the benefits associated with the deal were included. Benefits are such things as synergies, such as production cost savings, combined administrative savings, employee reductions etc. None of these things were applicable in the Shine - Greenscape transaction and were not assumed. If they had been assumed, they would have been specifically discussed in the opinion.

The role of the trust fund in the model was not significant other than it was the assumed source of the funds, which could have been any source.

In response to new comment 9, therefore there is no discussion of the benefits or synergies of the combination. This is made clear in the discussion of the Reasons and Recommendations. Since the opinion is what is normally provided for a valuation of a business, which includes consideration of projections, there is no discussion of the method of valuation being different. But we have said that projections were considered, and there is a section that discusses the projections in the disclosure.

There has been added a sentence that indicates that the growth rates used in the projections and the company’s cost of capital were not impacted by the inclusion of the funds that would be available from Shine Media.

Because the valuation opinion included an evaluation of the projections for the company, which is entirely regular, there is no risk factor added in response to the Staff comment 9.

10.
We note your discussion on page 69 that the parties have agreed to pay a one-time cash dividend payable after the transaction but only to public shareholders who retain their shares post transaction. Please revise to discuss this dividend in the front of your document. This discussion should include, but is not limited to, the dividend record date, whether the dividend may be suspended by the board, whether the dividend will require the approval of the transaction, whether the dividend will require financing - and if so, the source, and how the dividend will impact the company’s financial position and plans. If the dividend has not been declared, please state so explicitly and include risk factor and other appropriate disclosure indicating the potential for a future board to decide not to declare the dividend.

Response:
The disclosure has been revised to include in the earlier part of the document a discussion of the dividend, and an appropriate risk factor has been added.

11.
On page 69 you indicate that the board reconsidered certain financial data on October 7, 2008. Please revise to indicate the date(s) of this data including the date(s) of the most recent operational data reviewed by the board.

Response:

The disclosure has been modified in the referenced section to indicate the dates of the data that was reviewed and the date of the financial statements reviewed, which included the June 30, 2008 financial statements and other financial data included in the proxy statement/prospectus.

12.
We note your response to our prior comment 14, but believe that it is still applicable. Please provide the basis for your belief that there has not been any significant impairment to the fundamentals of the business of China Greenscape. In this respect please indicate what actual business data the board has reviewed and the date of that data.

Response:

The disclosure has been modified to indicate that the specific data was the updated back log and financial statements for June 30, 2008 of China Greenscape that are included in the proxy statement/prospectus.

13.	Please file the dividend waiver agreements referred to on page 70.

Response:

In the Exhibit, we have added a statement that the listed persons have signed the form of dividend waiver agreements. Such persons are the initial shareholders. The waiver as to the China Greenscape shareholders and preferred shareholders is included in the amendment to the securities purchase agreement that was already filed with Amendment No. 3 as part of Annex A.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 168

14.
We note your response to our prior comment 19 and the related revision to your filing. Please tell us how the reduction in the amount due to your underwriters upon the consummation of a business combination will affect the pro forma disbursement to dissenting stockholders and revise your pro forma financial statements accordingly.

Response:

In the conversation with Mr. Ethan Horowitz, on December 5, 2008, it was clarified that the reference to dissenting stockholders in the above comment was intended to be the “converting” stockholders. Therefore, there is no discussion of the dissenters rights added to the pro forma statements.

In reference to the underwriter compensation in the pro forma statements, please understand that pursuant to the terms of the modification agreement, the deferred compensation has been reduced, to $672,750, as a fixed amount. Therefore, if the deal is approved, and the merger takes place, the amount due to the underwriters is the same in both the maximum and minimum pro forma statements. Please also note that the amount of the reduction was 35%, so there would be no varying impact on the amount due to the converting shareholders. Also, note that the calculation of the amount due to the converting shareholders is (a) the amount of the trust fund at the appropriate date, minus (b) the income taxes due on the income from the trust fund, divided by (c) 6,900,000 shares. There is no separate calculation for the amount due to the underwriters, as the amount due is included in “a” above.

15.
We note that pro forma entry eight relates to the dividend that will be paid to the holders of initial public offering shares of your common stock upon consummation of the merger with China Greenscape. Please tell us whether this pro forma adjustment is supported by an executed agreement (i.e. factually supportable). If the dividend is based on actions that management intends to take once the merger is complete, it would appear that this pro forma adjustment would not meet the criteria per Article 11 of Regulation S-X. The Staff will not object to a footnote to your pro forma financial statements discussing this adjustment with related disclosure indicating that it is not included in your pro forma financial statements.

Response:
The company has excluded the effects of the dividend from the pro forma financial statements and has discussed such effects in the relevant footnotes to the pro forma tables.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Assuming Minimum Approval, page 173

16.	Please revise to disclose basic and diluted pro forma income per share.

Response:
The company has revised the referenced data.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

17.	Please provide a current consent from each independent accountant with any amendments.

Response:
With the filing, we have included the independent accountant consents.

Annexes

Amendment No. 2 to Stock Purchase Agreement and Amendment No. 1 to Joinder Agreement

18.	Please reconcile Section 3.1(ii) which permits borrowing of up to $35 million with your existing Form S-4 disclosure which appears to limit the borrowing to $30 million.

Response:
The joinder agreement amendment is entirely correct. The joinder modification is to a section of the securities purchase agreement that limits actions by the company parties after signing. The section of the original securities purchase agreement does not permit the repurchase of any shares. Therefore the joinder modification was entered into to permit a repurchase, and the parties agreed that the maximum would be $35,000,000. However, Shine Media has only been in discussions with a party which is willing to provide capital of $30,000,000 which provides the functional limit to the amount that can be offered in the repurchase of shares.

The disclosure in the section about the modification of the securities purchase agreement has been adjusted to indicate that the agreement permits up to $35,000,000 in repurchase of shares, but the rest of the disclosure in the proxy statement/prospectus has been left at $30,000,000 because that is all that the company has the capacity to repurchase under its expected borrowing.

Shine Media Acquisition Corp.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 41

19.
We note that you have concluded that your internal control over financial reporting was effective at December 31, 2007. This appears to be inconsistent with the proposed disclosure provided in response to comment 74 in your correspondence dated October 23, 2008. Please revise.

Response:
The Form 10-K has been amended and will be re-filed.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008

Item 4 - Controls and Procedures, page 21

20.
We note that in your amended Form 10-Q your management has concluded that disclosure controls and procedures were effective. Considering the restatement of your December 31, 2007 financial statements, please tell us the factors considered to support management’s conclusion regarding the effectiveness of your disclosure controls and procedures at March 31, 2008 or amend your Form 10-Q accordingly.

Response:
The Form 10-Q has been amended and will be re-filed.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2008

Item 4 – Controls and Procedures, page 22

21.
We note that in your amended Form 10-Q your management has concluded that disclosure controls and procedures were effective. Considering the restatement of your June 30, 2008 financial statements, please tell us the factors considered to support your management’s conclusion regarding the effectiveness of your disclosure controls and procedures at June 30, 2008 or amend your form 10-Q accordingly.

Response:
The Form 10-Q has been amended and will be re-filed.

Please let us know when we may file acceleration requests for the above referenced registration statements.

Please note that we have filed a Form 8-A for Green China Resources, and we request that the registration of the securities under the Securities Act of 1934 be simultaneous with the effectiveness of the registration statement for that company.

Sincerely,

/s/ Andrew D. Hudders
Andrew D. Hudders